UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13G


                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO.           )*
                                   ----------

                        Obagi Medical Products, Inc.
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                            (Name of Issuer)


                              Common Stock
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                     (Title of Class of Securities)

                                67423R108
                           ------------------
                             (CUSIP Number)

                        AS OF DECEMBER 31, 2007


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      / / Rule 13d-1(c)

      /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 5 pages

CUSIP No. 67423R108                13G                       Page 2 of 5 pages
          ---------                                              ---  ---

--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.             Copper Rock Capital Partners, LLC
    I.R.S. IDENTIFICATION                   75-3179897
    NOS. OF ABOVE PERSONS
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)    / /
    OF A GROUP (See Instructions)           (b)    / /
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
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NUMBER OF SHARES             (5) SOLE VOTING POWER                    1,382,396
BENEFICIALLY
OWNED BY                    ---------------------------------------------------
EACH REPORTING               (6) SHARED VOTING POWER                          0
PERSON WITH:
                            ---------------------------------------------------
                             (7) SOLE DISPOSITIVE POWER               1,382,396

                            ---------------------------------------------------
                             (8) SHARED DISPOSITIVE POWER                     0
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,382,396
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.39%
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(12) TYPE OF REPORTING PERSON (See Instructions)                             IA
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
CUSIP No. 67423R108                13G                       Page 3 of 5 pages
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ITEM 1.

    (a) NAME OF ISSUER: Obagi Medical Products, Inc.


    (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        310 Golden Shore, Long Beach, CA 90802

ITEM 2.

    (a) NAME OF PERSON FILING: Copper Rock Capital Partners, LLC

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
        200 Clarendon Street, 51st Floor, Boston, MA 02116

    (c) CITIZENSHIP: Delaware.

    (d) TITLE OF CLASS OF SECURITIES: Common Stock.

    (e) CUSIP NUMBER: 67423R108

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance company as defined in section 3(a)(19) of the Act

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940

    (e) /X/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

    (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

    (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

CUSIP No. 67423R108                13G                       Page 4 of 5 pages
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    (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 1,382,396 shares.

    (b) PERCENT OF CLASS: 6.39%.

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i) sole power to vote or to direct the vote: 1,382,396.

         (ii) shared power to vote or to direct the vote: 0.

        (iii) sole power to dispose or to direct the disposition of: 1,382,396.

         (iv) shared power to dispose or to direct the disposition of: 0.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities is held by certain clients of the reporting person, none of which has right or power with respect to more than five percent of the class of securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

CUSIP No. 67423R108                13G                       Page 5 of 5 pages
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ITEM 10.   CERTIFICATION

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FEBRUARY 7, 2008

                      COPPER ROCK CAPITAL PARTNERS, LLC



By: /s/ Michael A. Forrester
----------------------------
Michael A. Forrester
Chief Compliance Officer